UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

Can-Fite BioPharma Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.25 per share
American depositary shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share

(Title of Class of Securities)

13471N201

(CUSIP Number)

Ori Zanco, Adv.
c/o Capital Point, Ltd.
One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-0322

with copies to:

Perry, Wildes, Adv.
Gross, Kleinhendler, Hodak, Halevy,
 Greenberg, Shenhav & Co.
One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-4444

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

July 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

CUSIP No. 13471N201	Page 2 of 5

1	NAME OF REPORTING PERSON. Capital Point Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,844,020
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 12,844,020
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,844,020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 12.88% (*)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*)
This percentage is based on an aggregate of 99,721,638 Ordinary Shares issued and outstanding on June 27, 2019, based on the number of outstanding Ordinary Shares reported in the Issuer’s Amendment No. 2 to Form F-1 filed with the Securities and Exchange Commission on June 28, 2019 (the “Form F-1”).

The Schedule 13D filed on May 30, 2019 (the “Original Schedule 13D”) by Capital Point Ltd. (“Capital Point”) related to American Depositary Shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share (the “Ordinary Shares”), of Can-Fite BioPharma Ltd. (the “Issuer”), as amended on June 6, 2019 and June 14, 2019, is hereby amended as set forth below by this Amendment No. 3.

Item 3          Source and Amount of Funds or Other Considerations

   Item 3 of Schedule 13D is hereby amended and restated as follows:

   On May 21, 2019, Capital Point purchased 293,961 ADSs (representing 8,818,830 Ordinary Shares) at a weighted average price of $3.47 per ADS; on May 22, 2019, Capital Point purchased 30,000 ADSs (representing 900,000 Ordinary Shares) at a weighted average price of $3.18 per ADS; and on May 28, 2019, Capital Point purchased 21,120 ADSs (representing 633,600 Ordinary Shares) at a weighted average price of $2.99 per ADS.1  The total amount of funds for such purchases was approximately $1,178,593.

   On May 29, 2019, Capital Point purchased 12,476 ADSs (representing 374,280 Ordinary Shares) at a weighted average price of $2.74 per ADS; on May 30, 2019, Capital Point purchased 5,567 ADSs (representing 167,010 Ordinary Shares) at a weighted average price of $2.91 per ADS; on May 31, 2019, Capital Point purchased 10,317 ADSs (representing 309,510 Ordinary Shares) at a weighted average price of $3.07 per ADS; on June 3, 2019, Capital Point purchased 2,765 ADSs (representing 82,950 Ordinary Shares) at a weighted average price of $2.99 per ADS; on June 4, 2019, Capital Point purchased 8,371 ADSs (representing 251,130 Ordinary Shares) at a weighted average price of $3.02 per ADS; and on June 5, 2019, Capital Point purchased 14,457 ADSs (representing 433,710 Ordinary Shares) at a weighted average price of $3.20 per ADS.2  The total amount of funds for such purchases was approximately $161,868.

   On June 27, 2019, Capital Point purchased 29,100 ADSs (representing 873,000 Ordinary Shares) at a weighted average price of $2.9711 per ADS.3  The total amount of funds for such purchases was approximately $86,458.

   Proceeds from the sale of other investments were used to purchase the Ordinary Shares as reported in the Original Schedule 13D and in Amendment No. 1 to Schedule 13D filed on June 6, 2019, and as described herein, and all such Ordinary Shares were acquired in ordinary brokerage transactions effected on the open market.

Item 4          Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following paragraphs:

On June 30, 2019, a hearing was held in the District Court of Tel Aviv. At the end of the hearing, the Court ruled that the Issuer must convene a special general meeting of shareholders, but the Court did not prohibit the Issuer from making changes in its capital structure prior to the record date of such meeting.

Following a motion by the Issuer to delay execution of the Court ruling for 15 days to permit the filing of an appeal with the Israeli Supreme Court, on July 3, 2019 the District Court of Tel Aviv ruled that the execution of the Court ruling be delayed for 10 days. In addition, the Court required that notice be provided to the Issuer’s shareholders should the Issuer raise additional capital during this period, and that Issuer’s shareholders be permitted to participate in such capital raising according to their percentage holdings of the Issuer's shares.

1 On May 21, 2019, prices ranged from $3.15 to $3.55 per ADS; on May 22, 2019, prices ranged from $3.1 to $3.37 per ADS; and on May 28, 2019, prices ranged from $2.86 to $3.07 per ADS.  Capital Point undertakes to provide, upon the request of the Staff of the SEC, full information regarding the number of shares purchased at each separate price.

2 On May 29, 2019, prices ranged from $2.705 to $2.78 per ADS; on May 30, 2019, prices ranged from $2.85 to $2.98 per ADS; on May 31, 2019, prices ranged from $2.98 to $3.15 per ADS; on June 3, 2019, prices ranged from $2.95 to $3.02 per ADS; on June 4, 2019, prices ranged from $$2.95 to $3.08 per ADS; and on June 5, 2019, prices ranged from $3.07 to $3.3 per ADS.  Capital Point undertakes to provide, upon the request of the Staff of the SEC, full information regarding the number of shares purchased at each separate price.

3 On June 27, 2019, prices ranged from $2.9 to $3 per ADS.  Capital Point undertakes to provide, upon the request of the Staff of the SEC, full information regarding the number of shares purchased at each separate price.

On July 9, 2019, the Israeli Supreme Court issued a temporary injunction delaying execution of the June 30, 2019 decision of the District Court of Tel Aviv until a decision is made by the Supreme Court in the matter. Capital Point has 21 days to respond.

In a related lawsuit, on June 18, 2019, the Issuer filed a lawsuit against Capital Point in the Central District Court of Lod alleging that Capital Point engaged in improper conduct in its attempt to exert control over the Issuer by, among other claims, unlawfully requesting that the Issuer convene a special general meeting of shareholders to replace certain of its directors, and seeking damages of NIS 40 million (approximately $11.1 million). Capital Point intends to vigorously defend itself in this matter.

During the course of the litigation described above, Capital Point sent additional letters to the Issuer on June 20, 2019, June 30, 2019 and July 1, 2019 (the “Letters”).  Among other provisions, the Letters (i) reiterate Capital Point’s demand that until a special meeting has been convened as requested the Issuer refrain from any action which could affect the Issuer’s capital structure, whether as a result of either raising capital or engaging in a transaction with assets of the Issuer in which shares of the Issuer would be issued to a third party in consideration for such assets, (ii) notify the Issuer of Capital Point’s intention to participate in any future capital raising of any type or kind that the Issuer intends to conduct, and (iii) demand that Capital Point be notified by the Issuer in advance and as soon as possible of any capital raising to enable such participation.

A copy of each the Letters translated from Hebrew is filed herewith as Exhibits 99.2, 99.3 and 99.4, respectively, and incorporated herein by reference. The description of the Letters contained in this amended statement on Schedule 13D is qualified in its entirety by reference to Exhibits 99.2, 99.3 and 99.4 hereto.

Item 5          Interest in Securities of the Issuer

   Item 5 of Schedule 13D is hereby amended and restated as follows:

  The percentages below are based an aggregate of 99,721,638 Ordinary Shares issued and outstanding on June 27, 2019, based on the number of outstanding Ordinary Shares reported in the Form F-1.

(a), (b) As of the date hereof, Capital Point beneficially owns, and has voting and dispositive power over, 12,844,020 Ordinary Shares representing approximately 12.88% of the Ordinary Shares outstanding.  Information provided to Capital Point indicates that the persons named in Annex A to the Original Schedule 13D do not beneficially own any Ordinary Shares.

(c) Neither Capital Point, nor to the best of knowledge of Capital Point, any of the persons named in Annex A to the Original Schedule 13D, have effected any transactions in the Ordinary Shares in the past 60 days, except as set forth herein and in the Original Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 7          Materials to Be Filed as Exhibits

   Item 7 of Schedule 13D is hereby amended and restated as follows:

Exhibit	Description
24.1	Approval of Signatory Rights of Capital Point, dated September 9, 2018 (incorporated by reference to Exhibit 24.1 to Amendment No. 1 to Schedule 13D filed on June 6, 2019).
99.1	Letter to Issuer, dated May 23, 2019 (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).
99.2	Letter to Issuer, dated June 20, 2019.
99.3	Letter to Issuer, dated June 30, 2019.
99.4	Letter to Issuer, dated July 1, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2019

CAPITAL POINT LTD.

/s/ Shay Itshak Lior
By: Shay Itshak Lior
Title: co-Chief Executive Officer

/s/ Yossi Tamar
By: Yossi Tamar
Title: co-Chief Executive Officer